United States securities and exchange commission logo





                              September 1, 2021

       Jie Weng
       Chief Executive Officer
       Aquaron Acquisition Corp.
       515 Madison Ave. 8th Floor
       New York, NY 10022

                                                        Re: Aquaron Acquisition
Corp.
                                                            Amendment to Draft
Registration Statement on Form S-1
                                                            Submitted July 28,
2021
                                                            CIK No. 0001861063

       Dear Mr. Weng:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement

       Cover Page

   1. We note that a majority of your executive officers and directors are located in or have significant ties to
China and your disclosure that you intend to focus on the Asia TMT sector, and initially
on companies with operations located primarily in Asia, including the
                                                        People   s Republic of
China for an initial business combination. Please disclose
                                                        this prominently on the
prospectus cover page. Your disclosure also should describe the legal and operational
risks associated with acquiring a company that does business in
                                                        China. Your disclosure
should make clear whether these risks could result in a material change in your or the
target company   s post-combination operations and/or the value of
                                                        your common stock or
could significantly limit or completely hinder your ability to offer
 Jie Weng
FirstName LastNameJie  Weng
Aquaron Acquisition Corp.
Comapany 1,
September NameAquaron
             2021        Acquisition Corp.
September
Page 2    1, 2021 Page 2
FirstName LastName
         or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how the use of variable interest entities and data security or anti-monopoly concerns, has or may impact
         the company   s ability to conduct its business, accept foreign
investments, or list on a U.S.
         or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page. Prospectus Summary, page 1

2. Given that you may be seeking to acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please describe what that organizational structure would entail. Explain that the entity in which investors may hold their interest may not be the entity or entities through which the
company   s operations
         may be conducted in China after the business combination. Discuss how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements.
         Disclose the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.
3. Disclose each permission that you are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
4. Provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to
         U.S. investors that may apply after a business combination with a company based in
         China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
5. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate the auditor of a company you may target for an initial business combination, and that as a result an exchange may determine to delist your securities.
Summary of Risk Factors, page 23

6. In your summary of risk factors, disclose the risks that acquiring a company whose corporate structure or whose operations are in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically
 Jie Weng
FirstName LastNameJie  Weng
Aquaron Acquisition Corp.
Comapany 1,
September NameAquaron
             2021        Acquisition Corp.
September
Page 3    1, 2021 Page 3
FirstName LastName
         discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock.
         Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Risk Factors, page 26

7. Please add risk factor disclosure that addresses limitations on the ability of U.S.
         regulators, such as the Department of Justice, the SEC, the PCAOB and other authorities, to conduct investigations and inspections within the PRC and Hong
Kong.
Risks associated with acquiring and operating a target business with its primary operation in
China, page 53

8. To the extent that you may acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or be worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that may conduct all or substantially all of your operations.
9. Please expand your risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period.
10.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         the business of any China-based company that you may target for an initial business combination, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
 Jie Weng
Aquaron Acquisition Corp.
September 1, 2021
Page 4
11. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight could impact the process of searching for a target and completing an initial business combination, and/or your business on a post-combination basis.

Exhibit 4.5 (Form of Rights Agreement), page II-5

12. Please revise to address how the exclusive forum provision applies to claims arising out of the Securities Act and Exchange Act. In the alternative, tell us how you will make future investors aware of the applicability of the provision to the Securities Act and Exchange
         Act.
       You may contact John Spitz at 202-551-3484 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact
Todd Schiffman at 202-551-3491 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



FirstName LastNameJie Weng                                    Sincerely,
Comapany NameAquaron Acquisition Corp.
                                                              Division of
Corporation Finance
September 1, 2021 Page 4                                      Office of Finance
FirstName LastName